Cira Centre
2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

STEPHEN M. LEITZELL

stephen.leitzell@dechert.com +1 215 994 2621 Direct +1 215 655 2621 Fax

February 16, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Janice McGuirk and Pam Howell

Re:                               MWI Veterinary Supply, Inc.

Annual Report on Form 10-K FYE 9/30/09

Filed November 20, 2009

File No. 0-51468

Ladies and Gentlemen:

This letter is submitted on behalf of MWI Veterinary Supply, Inc. (the “Company”) in response to the comments raised by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 4, 2010 from Mr. John Reynolds, Assistant Director, to Mr. James F. Cleary, Jr., President and Chief Executive Officer of the Company (the “Comment Letter”), regarding the annual report of the Company on Form 10-K that was filed with the Commission on November 20, 2009 (the “Form 10-K”).  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Item 15. Exhibits

1.                                      We note under “Severance/Termination Benefits” on page 13 of the definitive proxy that MWI Veterinary Supply Co. entered into a non-disclosure and non-competition agreement with Mr. John J. Francis.  Please file the executed agreement as an exhibit to the Form 10-K as required by Item 601(b) of Regulation S-K.

Response:

The Company accepts the Staff’s comment and proposes that rather than amend the Form 10-K, the Company will file the non-disclosure and non-competition agreement with Mr. Francis as an exhibit to its upcoming Form 10-Q for the quarter ending March 31, 2010, and will also include the non-disclosure and non-competition agreement as an exhibit to its Form 10-K for the year ended September 31, 2010.

2.                                      We note that you have omitted exhibits to exhibit 10.18 without requesting confidential treatment for those exhibits.  We also note exhibits 10.1, 10.2, 10.3 and 10.4 to the Form 10-Q for the period ended March 31, 2009 and exhibit 10.1 to the Form 10-Q for the period ended December 31, 2008 were not filed in its entirety.  Please file these exhibits in their entirety, including all exhibits, schedules or other attachments, as required by Item 601(b)(10) of Regulation S-K.

Response:

The Company accepts the Staff’s comment regarding the requirements of Item 601(b)(10) of Regulation S-K.  However, the Company supplementally advises the Staff that (1) the exhibits to the agreements that are listed constitute solely pricing information for which the Company would have submitted a request for confidential treatment for the entirety of the exhibit, and (2) that the term of each of the agreements that are referenced is now expired.  Therefore the Company believes that the disclosure of that information at this time would not be meaningful to investors and could potentially cause confusion.  The Company does undertake that in the future it will file complete copies of its material contracts, including all exhibits, and will make a request for confidential treatment for all of the pricing information that is found in the exhibits to these contracts.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at (215) 994-2621 or by facsimile at (215) 655-2621.  Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Stephen M. Leitzell
Stephen M. Leitzell